Exhibit 99.(h)(5)(u)

Exhibit (h)(5)(u) Expense Limitation Agreement for Forward Long/Short Credit Analysis Fund (Class A Shares)

EXPENSE LIMITATION AGREEMENT

FOR

FORWARD LONG/SHORT CREDIT ANALYSIS FUND

(CLASS A SHARES)

THIS AGREEMENT, dated as of December 7, 2006, is made and entered into by and between Forward Funds, a Delaware statutory trust (the “Trust”), on behalf of the Class A shares of its series, Forward Long/Short Credit Analysis Fund (the “Fund”), and Forward Management, LLC (the “Investment Advisor”).

WHEREAS, the Investment Advisor has been appointed the investment advisor of the Fund pursuant to an Investment Management Agreement dated July 1, 2005 and amended and restated as of September 7, 2006, between the Trust, on behalf of the Fund, and the Investment Advisor (the “Advisory Agreement”); and

WHEREAS, the Trust and the Investment Advisor desire to enter into the arrangements described herein relating to certain expenses of the Class A shares of the Fund;

NOW, THEREFORE, the Trust and the Investment Advisor hereby agree as follows:

1. Until further notice from the Investment Advisor to the Trust, the Investment Advisor agrees, subject to Section 2 hereof, to reduce the fees payable to it under the Advisory Agreement (but not below zero) other than performance fees (as calculated in accordance with the Advisory Agreement) to the extent necessary to limit the operating expenses of the Class A shares of the Fund (exclusive of performance fees, brokerage costs, interest, taxes and dividend and extraordinary expenses) as follows:

For the period from the date of this Agreement until January 1, 2008, the Investment Advisor shall limit its fee (other than performance fees) so that the operating expenses of the Class A shares of the Fund shall be limited to an annual rate (as a percentage of the Fund’s average daily net assets) of 1.59%.

2. The Fund agrees to pay to the Investment Advisor the amount of fees that, but for Section 1 hereof, would have been payable by the Fund to the Investment Advisor pursuant to the Advisory Agreement (the “Waived Fees”) for a period of three years following the year in which the expense was incurred, subject to the limitations provided in this Section. Such payment shall be made monthly, but only if the operating expenses of the Class A shares of the Fund (exclusive of performance fee, brokerage costs, interest, taxes and dividend and extraordinary expenses), without regard to such payment, are at an annual rate (as a percentage of the average daily net assets) of 1.59% or less. Furthermore, the amount of Waived Fees paid by the Fund in any month shall be limited so that the sum of (a) the amount of such payment and (b) the other operating expenses of the Investor Class shares of the Fund (exclusive of performance fee, brokerage costs, interest, taxes and extraordinary expenses) does not exceed the lower of 1.59% or the expense limitation rate, if any, for the Fund that is in existence at the time of the payment. In no event will the Fund be obligated to pay any fees waived or deferred by the Investment Advisor with respect to any other series of the Trust.

3. The Investment Advisor may elect in its discretion to terminate any fee waiver for any period following the date of expiration of this agreement, but no such termination shall affect the obligation (including the amount of the obligation) of the Fund to repay amounts of Waived Fees with respect to periods prior to such termination.

4. A copy of the Certificate of Statutory Trust establishing the Trust is on file with the Secretary of State of Delaware, and notice is hereby given that this Agreement is executed by the Trust on behalf of the Fund by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this Agreement are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property belonging to the Fund.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

Forward Funds on behalf of its series
Forward Long/Short Credit Analysis Fund (Class A shares)		Forward Management, LLC

By:	/s/ J. Alan Reid, Jr.	By:	/s/ Jeremy W. Deems
Name:	J. Alan Reid, Jr.	Name:	Jeremy W. Deems
Title:	President	Title:	Chief Financial Officer